AGREEMENT FOR PURCHASE AND SALE

THIS AGREEMENT dated effective the ~~28th~~ 23 day of February 2007

BETWEEN:

GRANDVIEW GOLD INC. ("Grandview"),
a corporation incorporated and existing under the laws of the Province of Ontario

OF THE FIRST PART,

- and -

MCKEENA GOLD INC. ("Vendor"),
a corporation incorporated and existing under the laws of the Province of Ontario

OF THE SECOND PART.

WHEREAS Vendor is the legal holder of those certain mining claims in the Province of Manitoba consisting of approximately 2,824 hectares, commonly known as the "**Banksian Lake Gold Property**" as more particularly set forth **in** **Schedule "A"** hereto (such claims collectively referred to herein as the "**Property**");

AND WHEREAS Grandview desires to purchase from the Vendor and Vendor desires to sell to Grandview, all of Vendor's right, title and interest in and to the Property on terms and conditions hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the sum of Ten Dollars (CDN$10.00) the premises and mutual covenants and agreements herein contained (the receipt and sufficiency whereof is hereby acknowledged by each of the parties), the parties hereto agree as follows:

1. Subject to the terms and conditions hereinafter set forth the Vendor hereby agrees to sell to Grandview and Grandview hereby agrees to purchase from Vendor an undivided right, title and 100% interest in the Property (the "**Interest**") within thirty (30) days from the date hereof subject to receipt of all regulatory and other required approvals.

2. The purchase price payable (the "**Purchase Price**") for the Interest shall be comprised of an aggregate of 250,000 common share purchase warrants (the "**Warrants**") in the capital of Grandview with an exercise price of $0.70 per Warrant expiring on February 28, ~~2007~~ 2008. The Purchase Price shall be payable in full upon receipt of approval from the Toronto Stock Exchange and receipt from the Vendor of a registered transfer deed with respect to the Property (the "**Transfer**") which Transfer shall, for greater certainty, occur within thirty (30) days of the date hereof all subject to receipt of all required regulatory approvals.

892019.6

3. The Vendor warrants, covenants and agrees as follows:

(a) the Vendor is fully authorized and empowered to enter this agreement and is the registered holder of an undivided 100% legal and beneficial interest in and to the Property;

(b) the Property is held by the Vendor free and clear of all encumbrances and has been properly located and recorded in accordance with all applicable laws and each of the claims comprising the Property is in good standing as at the date of this Agreement;

(c) no person, firm or corporation other than Grandview now has any agreement, option or right in or in respect to the Property; and

(d) the Vendor is a resident of Canada within the meaning of the *Income Tax Act* of Canada and shall remain a resident of Canada as aforesaid at the time of payment of the Purchase price.

The representations and warranties contained in this paragraph 4, notwithstanding the sale and purchase of the property as herein provided, shall survive closing and continue in full force and effect.

4. The Vendor hereby certifies that it is an 'accredited investor' under Section 2.3 of National Instrument 45-106 – *Prospectus and Registration Exemptions* of the Canadian Securities Authorities and the Vendor has completed the Schedule set out in **Schedule "B"** hereto.

5. In further consideration of the premises and agreements herein contained, the Vendor herby covenants and agrees to indemnify and save Grandview harmless from all matters howsoever arising as a result of the Vendor's direct activities in respect to the Property.

6. Time shall be of the essence of this Agreement.

7. This Agreement shall:

(a) not be transferable by either party without the consent of the other party, which consent may be unreasonably withheld;

(b) enure to the benefit of and shall be binding upon the parties and their respective administrators, successors and permitted assigns; and

(c) be construed and interpreted in accordance with the laws of the Province of Ontario and the parties hereto hereby irrevocably attorn to the justification of the Courts of the Province of Ontario.

8. The parties hereto shall each do all things necessary and execute and deliver or cause to be executed and delivered all such other and further deeds, transfers, instruments, resolutions and documents as may reasonably be required to timely and effectively complete the purchase and sale of the Property and to give full force and effect to all of the terms of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of and effective the date first above written.

GRANDVIEW GOLD INC.

PAUL T. SARJEANT
President & CEO
(I have the authority to bind the Corporation)

MCKEENA GOLD INC.

Name: L W HALL
Title: DIRECTOR
(I have the authority to bind the Corporation)

Schedule "A"

PROPERTY DESCRIPTION

To the certain purchase and sale agreement between McKeena Gold Inc. and Grandview Gold Inc. dated the 28th day of February, 2007. Consisting of approximately 2,824 hectares, the following contiguous claims are commonly know as the "Banksian Lake Gold Property".

Claim Name and Number	Claim size in Hectares	Claim Expiry Date
GRAND1 MB6661	256	May 6, 2008
GRAND2 MB6662	256	May 6, 2008
GRAND3 MB6663	256	May 6, 2008
GRAND4 MB6664	256	May 6, 2008
GRAND5 MB6665	256	May 6, 2008
GRAND6 MB6666	120	May 6, 2008
GRAND7 MB6667	210	May 6, 2008
GRAND8 MB6668	142	May 6, 2008
GRAND9 MB6669	192	May 6, 2008
GRAND10 MB6670	192	May 6, 2008
GRAND11 MB6671	223	May 6, 2008
GRAND12 MB6653	66	May 6, 2008
GRAND13 MB6654	176	May 6, 2008
GRAND14 MB6655	223	May 6, 2008
	Total: 2824 Ha	

SCHEDULE "B"

CERTIFICATE OF ACCREDITED INVESTOR

McKeena Gold Inc. covenants, represents and warrants that it is a resident of the Province of ____________________ and McKeena Gold Inc. hereby further represents, warrants and certifies to Grandview Gold Inc. that it (or its disclosed principal) is an "accredited investor" as defined in National Instrument 45–106 – *Prospectus and Registration Exemptions* ("**NI 45-106**") by virtue of being: **[check appropriate item(s) below]**

_______ (a) a Canadian financial institution, or a Schedule III bank,

_______ (b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada),

_______ (c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

_______ (d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of *the Securities Act* (Ontario) or *the Securities Act* (Newfoundland and Labrador),

_______ (e) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

_______ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

_______ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec,

_______ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

_______ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

_______ (j) an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

_______ (k) an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

_______ (l) an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

_______ (m) a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements,

_______ (n) an investment fund that distributes or has distributed its securities only to

_______ (i) a person that is or was an accredited investor at the time of the distribution,

_______ (ii) a person that acquires or acquired securities in the circumstances referred to in

PS
[handwritten initials]

sections 2.10 *[Minimum amount investment]* and 2.19 *[Additional investment in investment funds]* of NI 45-106, or

_______ (iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 *[Investment fund reinvestment]* of NI 45-106,

_______ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt,

_______ (p) a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

_______ (q) a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

_______ (r) a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

_______ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

_______ (t) a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

_______ (u) an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

_______ (v) a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator as

_______ (i) an accredited investor, or

_______ (ii) an exempt purchaser in Alberta or British Columbia after NI 45-106 comes into force.

For the purposes hereof:

(a) **"Canadian financial institution"** means

(i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b) **"control person"** has the same meaning as in securities legislation except in Manitoba, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Prince

Edward Island and Quebec where control person means any person that holds or is one of the combination of persons that holds:

(i) a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

(ii) more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer;

(c) "**director**" means

(i) a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii) with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d) "**eligibility adviser**" means

(i) a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed, and

(ii) in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

(1) have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(2) have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(e) "**eligible investor**" means

(i) a person whose

(1) net assets, alone or with a spouse, in the case of an individual, exceed $400,000,

(2) net income before taxes exceeded $75,000 in each of the 2 most recent calendar years and who reasonably expects to exceed that income level in the current calendar year, or

(3) net income before taxes, alone or with a spouse, in the case of an individual, exceeded $125,000 in each of the 2 most recent calendar years and who reasonably expects to exceed that income level in the current calendar year,

(ii) a person of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors,

(iii) a general partnership of which all of the partners are eligible investors,

(iv) a limited partnership of which the majority of the general partners are eligible investors,

(v) a trust or estate in which all of the beneficiaries or a majority of the trustees or executors are eligible investors,

(vi) an accredited investor,

(vii) a person described in section 2.5 *[Family, friends and business associates] of NI45-106*, or

(viii) a person that has obtained advice regarding the suitability of the investment and, if the person is resident in a jurisdiction of Canada, that advice has been obtained from an eligibility adviser;

(f) **"EVCC"** means an employee venture capital corporation that does not have a restricted constitution and is registered under Part 2 of the Employee Investment Act (British Columbia) and whose business objective is making multiple investments;

(g) **"executive officer"** means, for an issuer, an individual who is

(i) a chair, vice-chair or president,

(ii) a vice-president in charge of a principal business unit, division or function including sales, finance or production,

(iii) an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer, or

(iv) performing a policy-making function in respect of the issuer;

(h) **"financial assets"** means

(i) cash,

(ii) securities, or

(iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(i) **"foreign jurisdiction"** means a country other than Canada or a political subdivision of a country other than Canada;

(j) **"founder"** means, in respect of an issuer, a person who,

(i) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii) at the time of the trade is actively involved in the business of the issuer;

(k) **"fully managed account"** means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(l) **"jurisdiction"** means a province or territory of Canada except when used in the term foreign jurisdiction;

(m) **"investment fund"** means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an EVCC and VCC;

(n) **"local jurisdiction"** means the jurisdiction in which the Canadian securities regulatory authority is situate;

(o) **"non-redeemable investment fund"** means an issuer,

(i) whose primary purpose is to invest money provided by its securityholders,

(ii) that does not invest,

(1) for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(2) for the purpose of being actively involved in the management of any issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(iii) that is not a mutual fund;

(p) **"person"** includes

(i) an individual,

(ii) a corporation,

(iii) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(iv) an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

(q) **"regulator"** means, for the local jurisdiction, the Executive Director as defined under securities legislation of the local jurisdiction;

(r) **"related liabilities"** means

(i) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii) liabilities that are secured by financial assets; and

(s) **"spouse"** means, an individual who,

(i) is married to another individual and is not living separate and apart within the meaning of the *Divorce Act* (Canada), from the other individual,

(ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii) in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the *Adult Interdependent Relationships Act* (Alberta);

(t) **"subsidiary"** means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;

(u) **"VCC"** means a venture capital corporation registered under Part 3 of the Small Business Venture Capital Act (British Columbia) whose business objective is making multiple investments.

All monetary references are in Canadian Dollars.

DATED this 23 day of FEB, 2007.

MCKEENA GOLD INC.

[signature]

Name: L W HULL

Title: DIRECTOR

(I have the authority to bind the Corporation)

[initials]